UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HUDSON TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

444144-10-9

(CUSIP Number)

Stephen P. Mandracchia

Hudson Technologies, Inc.

1 Blue Hill Plaza

PO Box 1541

Pearl River, New York 10965

(845) 735-6000

(Name, Address and Telephone Number of Person

Authorized to receive Notice and Communications)

August 9, 2016

(Date of Event which Requires Filing of this Statement)

if the filing person has previously filed a statement on schedule 13g to report the acquisition that is the subject of this schedule 13d, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See RULE 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 444144-10-9

1.	NAMES OF REPORTING PERSONS. Stephen P. Mandracchia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Personal Funds (PF)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 1,628,961 (of which 747,961 shares are held of record in the name of Reporting Person’s spouse and 438,000 Shares are issuable upon exercise of options)
BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 0
PERSON WITH	9.	SOLE DISPOSITIVE POWER 811,000 (of which 438,000 shares are issuable upon exercise of options)
	10.	SHARED DISPOSITIVE POWER 747,961 shares that are held of record in the name of Reporting Person’s spouse
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,961 (of which 747,961 shares are held of record in the name of Reporting Person’s spouse and 438,000 Shares are issuable upon exercise of options)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON* IN

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Item 1.	Security and Issuer

This Amendment No. 5 amends and supplements the Schedule 13D, as previously amended by Amendment Nos. 1, 2, 3 and 4 (the “Schedule 13D”), of Stephen P. Mandracchia (the “Reporting Person”) with respect to his beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

(a)	This Statement is being filed by Stephen P. Mandracchia (the “Reporting Person”).

(b)	The Reporting Person’s business address is PO Box 1541, One Blue Hill Plaza, Pearl River, New York 10965.

(c)	Reporting Person is presently employed by the Company and serves as Vice President Legal, Regulatory and as Secretary of the Company.

(d)	The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in, or resulted in the Reporting Person being subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Others Consideration.

The source and amount of all funds used for the purchases of the shares reported in Item 5(c) below were the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction.

The purpose of the dispositions of the shares of Common Stock reported in Item 5(c) below were to allow the Reporting Person to diversify his investments and to establish a fund for payment of college tuition for his children, and to make gifts to certain family members. The shares acquired as reported in Item 5(c) below were acquired by the Reporting Person for investment purposes.

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Item 5.	Interest in Securities of the Issuer.

(a) According to the Company there were issued and outstanding 34,057,964 shares of Common Stock as of November 17, 2016. The Reporting Person beneficially owns 1,628,961 shares of the Company’s Common Stock, comprising 4.7% of the 34,057,964 shares of the Company’s Common Stock issued and outstanding as of November 15, 2016, such ownership consisting of (i) 1,190,961 shares of Common Stock, of which 443,000 shares are held of record by the Reporting Person and 747,961 shares are held of record in the name of the Reporting Person’s spouse, and (ii) 438,000 shares that are issuable upon exercise of options held by the Reporting Person within sixty (60) days.

(b)       The Reporting Person may be deemed to have (i) sole power to vote or direct the vote of 1,628,961 shares, consisting of 443,000 shares held of record by the reporting person, 747,961 shares held of record in the name of the Reporting Person’s spouse, and 438,000 shares that are issuable upon the exercise of options held by the Reporting Person within sixty (60) days; (ii) sole dispositive power over 881,000 shares consisting of the 443,000 shares owned of record by the reporting person and the 438,000 shares that are issuable upon the exercise of options held by the Reporting Person within sixty (60) days, and (iii) shared power to dispose of the 747,961 shares held of record in the name of the Reporting Person’s spouse.

(c) Between June 19, 2013 and December 30, 2013, the Reporting Person and his spouse collectively made charitable donations of 50,000 shares of the Company’s Common Stock. On October 1, 2014, the Reporting Person was issued options by the Company to purchase 76,855 shares of the Company’s Common Stock at an exercise price $3.23 per share, and was issued options by the Company to purchase 28,145 shares of the Company’s Common Stock at an exercise price of $3.55 per share. On December 19, 2014, the Reporting Person exercised stock options to purchase 37,500 shares of the Company’s Common Stock at exercise prices ranging from $0.87 to $1.02 per share as more fully set forth on attached Schedule A. Between December 29, 2014 and March 12, 2015, the Reporting Person and his spouse collectively gifted 58,750 shares of the Company’s Common Stock to certain family members and made a charitable donation of 5,000 shares of the Company’s Common Stock. Between March 10, 2015 and May 16, 2015, the Reporting Person and his spouse collectively sold a total of 142,284 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A. On June 11, 2015, the Reporting Person exercised stock options to purchase 91,900 shares of the Company’s Common Stock at exercise prices ranging from $0.83 to $2.15 per share as more fully set forth on attached Schedule A. Between July 9, 2015 and June 24, 2016, the Reporting Person and his spouse collectively gifted 21,000 shares of the Company’s Common Stock to certain family members and made charitable donations of 25,000 shares of the Company’s Common Stock. On July 18, 2016, the Reporting Person was issued options by the Company to purchase 121,510 shares of the Company’s Common Stock at an exercise price $3.51 per share, and was issued options by the Company to purchase 28,490 shares of the Company’s Common Stock at an exercise price of $3.86 per share. Between August 9, 2016 and August 10, 2016, the Reporting Person and his spouse collectively sold a total of 300,000 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A. Between September 23, 2016 and September 26, 2016, the Reporting Person and his spouse collectively gifted 15,700 shares of the Company’s Common Stock to certain family members. There have been no other transactions in the class of securities reported or that were effected during the past sixty days by the Reporting Person.

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(d) Except for the Reporting Person’s spouse, no person other than the Reporting Person has the right to receive dividends on, and any proceeds from the disposition of, any Shares reported as owned by him in Item 5 above.

(e) On August 10, 2016, the reporting person ceased to be the owner of more than five percent (5%) of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2016
Date

/s/ Stephen P. Mandracchia
Signature

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SCHEDULE A to SCHEDULE 13D, AMENDMENT No. 4

I.	Sales of Hudson Technologies, Inc. $0.01 Common Stock

Date	# Shares	$/Share

3/10/15	1,800	$4.52
3/12/15	60,457	$4.29*
3/13/15	14,927	$4.26*
5/6/15	65,100	$4.493*
8/9/16	271,742	$4.9*
8/10/16	28,258	$4.973*

*Weighted average price

II	Hudson Technologies, Inc. $0.01 Common Stock purchased through exercise of Stock Options.

Date Exercised	Date Issued	# Shares	Exercise Price

12/19/14	4/1/05	6,250	$0.87
12/19/14	1/3/05	31,250	$1.02
6/11/15	7/8/05	6,250	$0.83
6/11/15	9/30/05	6,250	$2.15
6/11/15	12/29/05	6,250	$1.76
6/11/15	12/29/05	45,000	$1.76
6/11/15	3/31/06	20.750	$1.40
6/11/15	10/10/06	7,400	$1.02

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